UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of, October 2018

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 11, 2018	PRECISION DRILLING CORPORATION

By: /s/Carey T Ford
Name: Carey T Ford
Title:Senior Vice President and Chief Financial Officer

Exhibit	DESCRIPTION

99.1	Arrangement agreement dated october 5, 2018 between precision drilling corporation and trinidad drilling limited (the “Arrangement Agreement”)

99.2	Schedule “a” to the Arrangement Agreement

99.3	Schedule “B” to the Arrangement Agreement

99.4	Schedule “C” to the Arrangement Agreement

99.5	Schedule “D” to the Arrangement Agreement

99.6	Material change report dated october 5, 2018